Exhibit 99.1

CONTACT:	Investor Relations	aminvestorrelations@aeromexico.com
	Corporate Communications	amcomunicacioncorporativa@aeromexico.com

Aeroméxico Reports Unaudited First Quarter 2026 Results

•	Total Revenue growth of 13% year-on-year

•	Adjusted EBITDAR Margin of 25%

•	Operating Margin of 11%

•	Liquidity to LTM Revenue ratio at 23%

Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO, “Aeroméxico” or the “Company”) today reported unaudited consolidated financial results for the three months ended March 31, 2026 (“1Q26”). These results are based on information available to us as of the date of this earnings release and are not a comprehensive statement of our financial results for the period presented. The Company has used the U.S. dollar, its functional currency, as the presentation currency for its consolidated financial statements. All figures are expressed in millions of U.S. dollars unless otherwise indicated.

Andrés Conesa, Chief Executive Officer stated: “Aeroméxico started 2026 on a solid footing, building on the momentum gained in the second half of 2025. Demand remained robust during the quarter, supporting strong revenue performance despite a dynamic environment and temporary disruptions in specific local markets. While higher fuel prices have put pressure on margins, our disciplined approach to capacity and network management, commitment to premium revenue strategies, pricing initiatives, and cost control, allowed us to sustain solid profitability. Operationally, we continued to demonstrate high levels of reliability, once again being recognized by Cirium as the world’s most on-time airline for the first quarter of 2026. These results reflect the resilience of our business model and the exceptional commitment of our people, as we remain focused on safety, profitability, and delivering a superior customer experience—reinforcing our position as Mexico’s flagship carrier”.

OPERATING & FINANCIAL HIGHLIGHTS FIRST QUARTER 2026

•	Capacity, measured in available seat miles (ASMs), decreased by 1.2% year-over-year in 1Q26.

•	Total revenue reached $1.3 billion, a 13.3% increase as compared to the same period of 2025.

•	Adjusted EBITDAR(1) totaled $335.8 million, with a 25.0% margin, marking a 5.0% increase over the same period last year.

•	Operating income totaled $141.8 million, with a 10.6% margin.

•	Cost per ASM excluding fuel (CASM-Ex), was 10.2¢.

•	Total adjusted net debt to EBITDAR(1) ended the quarter at 1.7x, compared to 1.8x in 4Q25.

•	Liquidity(2) reached $1.2 billion and represented 23.0% of total revenues.

2Q26 OUTLOOK

Indicator	2Q26 Guidance
Total Capacity (ASMs)	~ 1.5% to 2.5%
Total Revenue	~ 1.47 bn to 1.52 bn
Total Revenue YoY	~ 12.5% to 15.5%
Adjusted EBITDAR Margin	~ 17.0% to 20.0%
Operating Income Margin	~ 4.0% to 7.0%

KEY FINANCIAL AND OPERATING HIGHLIGHTS FOR THE FIRST QUARTER 2026

Key Financial KPIs	Three Months Ended March 31
	1Q26	1Q25	Var. %
Total revenue (USD millions)	1,341	1,184	13.3%
Adjusted EBITDAR(1) (USD millions)	336	320	5.0%
Adjusted EBITDAR margin(1) (% of Revenue)	25%	27%	(2.0 p.p. )
Total operating income (loss) (USD millions)	142	142	(0.1%)
Operating margin (% of Revenue)	11%	12%	(1.4 p.p. )

Key Operating Indicators	1Q26	1Q25	Var. %
Total ASMs (millions)	8,596	8,697	(1.2%)
Passengers (‘000)	5,791	5,877	(1.5%)
Total revenue / ASM (USD cents)	15.6	13.6	14.6%
Total cost / ASM (USD cents)	13.8	11.9	16.0%
Total cost excluding fuel / ASM (USD cents)	10.2	8.6	17.8%

Foreign Exchange*	1Q26	1Q25	Var. %
Average	17.58	20.43	(14.0%)

Figures may not sum to total due to rounding.

*	Source: Company with information from Banxico.

INCOME STATEMENT DISCUSSION

1Q 2026 Revenue

Total revenue for the first quarter of 2026 reached $1.3 billion, representing a 13.3% year-over-year increase. This growth was driven by our continuous focus on premium revenue(2), the sustained recovery in demand that began in the latter half of 2025, and the strengthening of the Mexican peso, contributing to robust revenue performance during the quarter.

Our premium revenue(3) mix climbed to 42% of passenger-related revenue, up from 41% in 1Q25, demonstrating strong demand for higher-yield services across our network. These overall results reflect demand resilience, notwithstanding localized disruptions in February that affected certain regions in Mexico and transborder markets originating in the United States.

Total revenue per Available Seat Mile (“TRASM”) reached 15.6¢, marking a 14.6% year-over-year increase. The upward trend in TRASM was largely attributed to a 2.2 percentage point improvement in load factor, an increase of over $100.0 million in both domestic and international passenger revenue, and the appreciation of the Mexican peso. ASM volume decreased by 1.2%, reflecting disciplined capacity management, with domestic capacity down 2.8% compared to the previous year.

The following table shows our total revenue breakdown during the indicated periods:

Total Revenue (USD million)	Three months ended March 31
	2026	2025	Var. %
Domestic	494	438	12.7%
International	847	746	13.6%
Total revenue	1,341	1,184	13.3%

Figures may not sum to total due to rounding.

1Q 2026 Operating Expenses

In 1Q26, total operating expenses –including fuel, labor, maintenance, passenger and aircraft services, aircraft leases, depreciation and amortization– reached $1.2 billion, a 15.1% increase compared to 1Q25. The increase was primarily driven by the impact of the Mexican peso’s appreciation on peso-denominated expenses, inflation in wages, salaries, and benefits, increased depreciation and amortization associated with the fleet expansion in 2025, and elevated fuel prices triggered by global geopolitical events since late February.

Fuel cost per liter increased 13.1% compared to 1Q25, averaging 77¢ per liter in 1Q26 compared to 68¢ per liter in 1Q25. Fuel consumption decreased by 2.6% year-over-year, while fuel burn per ASM (liters of fuel consumed per ASM) decreased by 1.4%, mainly due to a more efficient fleet mix.

Cost per ASM excluding fuel (CASM-Ex) was 10.2¢ in 1Q26, representing an increase of 17.8% compared to the same period in 2025. This rise was primarily driven by a 14.0% appreciation of the Mexican peso, increased ownership costs attributable to additions to the aircraft fleet in 2025, higher labor expenses associated with inflation-related salary adjustments, and the expansion of international operations.

1Q 2026 Adjusted EBITDAR(1) and Operating Income

Adjusted EBITDAR(1) for the first quarter amounted to $335.8 million with a 25.0% margin. This result represents a 5.0% increase compared to 1Q25, notwithstanding higher fuel costs and localized demand disruptions affecting revenue in specific regions of Mexico.

Operating income for the first quarter reached $141.8 million, with a margin of 10.6%. This result corresponds with the lower end of the guidance range issued in the previous quarter.

1Q 2026 Net Financing Cost

Net financing costs increased by $14.6 million compared to the same period in 2025, primarily due to increased net foreign exchange losses. In 1Q26, foreign exchange loss grew by $6.8 million, while financial expenses increased by $7.8 million, largely reflecting higher interest expenses from lease obligations associated with fleet expansion.

1Q 2026 Net Income

Net income in 1Q26 totaled $10.7 million with a 0.8% margin.

BALANCE SHEET AND CASH FLOW

As of March 31, 2026, Aeroméxico reported cash and cash equivalents, and short-term investments totaling $1.0 billion. This is an increase of $178.0 million compared to the same quarter in the previous year and $21.0 million higher than at year-end 2025, despite the usual seasonal weakness of the quarter. Including the $200.0 million revolving credit facility secured in 3Q24, total liquidity reached $1.2 billion. This represents a ratio of liquidity to last-twelve-month revenues of 22.6%.

In 1Q26, Aeroméxico generated $200.6 million in net cash from operating activities, which allowed the Company to continue with its investment and deleveraging programs.

During the first quarter, the Company repaid $9.3 million of financial debt.

OPERATING FLEET

During 1Q26, Grupo Aeroméxico received one Boeing 787-9 aircraft.

Aeroméxico’s operating fleet was comprised of 166 aircraft as of March 31, 2026, with an average age of 8.8 years.

OPERATING FLEET

Fleet	2Q25	3Q25	4Q25	1Q26
B-737-800	34	34	34	34
B-737 MAX 8	42	44	45	45
B-737 MAX 9	26	28	30	30
B-787	22	22	22	23
Aeroméxico	124	128	131	132
E-190	34	34	34	34
Aeroméxico Connect	34	34	34	34
Grupo Aeroméxico	158	162	165	166

Footnotes

(1)

Adjusted EBITDAR, Adjusted Net Debt to EBITDAR, and Adjusted EBITDAR Margin are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

(2)	Liquidity is defined as cash and cash equivalents, and short-term investments.

(3)	Premium revenue mix consists of revenue from premium products and services above Básica / Clásica coach cabin products. Ratio is calculated based on total passenger revenue.

1Q26 EARNINGS CALL INFORMATION

Date	Wednesday, April 22, 2026

Time	12:30 p.m. ET (NY) / 10:30 a.m. CT (CDMX)

Webcast Link	https://edge.media-server.com/mmc/p/ta78xgyw

Participant Listening*	https://register-conf.media-server.com/register/BIe78975e545c8496bb1037d726d2c3cb3

*	Participants can complete the online registration form and upon registering will receive the dial-in info and a unique PIN to join the call.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, has its main operations center in Terminal 2 of the Mexico City International Airport. Its destination network has reach in Mexico, the United States, Canada, Central America, South America, Asia and Europe. The Group’s current operating fleet includes Boeing 787 and 737 aircraft, as well as the latest generation Embraer 190. Aeroméxico is a founding partner of SkyTeam, an alliance that celebrates 20 years and offers connectivity in more than 170 countries, through the 19 partner airlines. Aeroméxico created and implemented a Health and Hygiene Management System (SGSH) to protect its clients and collaborators at all stages of its operation.

www.aeromexico.com

www.skyteam.com

Forward Looking Statements

This press release contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act, that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “guidance,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Important factors that could cause such differences include, but are not limited to: external risks, including health threats, accidents, global instability, security breaches, terrorism and natural disasters; global geopolitical conflicts, particularly those that impact the price of jet fuel; Mexican and international economic conditions, as well as seasonality, on customer travel behavior; the current U.S.’s administration tariffs on the Company’s costs and the actions of other governmental authorities in Mexico, the U.S. and other countries; fuel market volatility; the Company’s capacity to fulfill the Company’s fixed obligations, obtain financing and/or maintain liquidity; the Company’s capacity to retain and attract key personnel and other professionals, and the Company’s labor relations with employees; the Company’s reliance on few aircraft manufacturers and other third-party providers; the Company’s aircraft utilization rate and aircraft maintenance costs; changes in landing charges, airport access fees and inadequate airport infrastructure; consumer protection restrictions; dependence on the Company’s main hub, MEX; air traffic congestion; the competitive environment in the aviation industry, including those arising from non-air travel substitutes; sanctions and compliance with anti-corruption, anti-money laundering, anti-drug trafficking and other ethical rules and standards; reliance on partnerships and alliances and challenges in entering into new ones; and other factors described in “Risk Factors” of the Company’s final prospectus dated as of November 5, 2025 relating to its initial public offering and other documents filed with or furnished to the SEC from time to time. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and other Comprehensive Income (Unaudited)

	Three Months Ended March 31 (USD millions)
	2026	2025	Var. %
Revenues:
Passenger	1,212	1,072	13.1%
Air cargo	76	71	7.9%
Other	53	41	29.0%
Total revenue	1,341	1,184	13.3%
Operating expenses:
Jet-fuel	315	286	10.2%
Wages, salaries and benefits	308	252	22.4%
Maintenance	68	53	28.6%
Aircraft, communications and traffic services	154	136	13.7%
Passenger services	39	33	20.6%
Travel agent commissions	22	21	8.5%
Selling and administrative	88	80	10.7%
Aircraft leasing	4	5	-11.6%
Depreciation and amortization	190	173	9.7%
Impairment (reversal)	—	—	NA
Other (income) loss, net	10	6	64.5%
Share of gain on equity accounted investees, net of tax	—	(1)	NA
Total operating expenses	1,200	1,042	15.1%
Total operating income	142	142	-0.1%
Finance income (cost):
Net finance cost	129	115	12.7%
Income before income tax	13	27	-54.0%
Income tax	2	6	-65.9%
Net income for the period	11	22	-51.0%

The Company has used the US dollar as the presentation currency for these consolidated financial statements, which is also its functional currency.

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position (Unaudited)

	(USD Millions)
	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	1,018	1,024
Short-term investments	27	—
Trade and other receivables	767	700
Due from related parties	4	3
Prepayments and deposits	82	78
Inventories	185	174
Total current assets	2,083	1,980
Non-current assets:
Property and equipment, including right-of-use	3,614	3,674
Other non–current assets	1,540	1,539
Total non-current assets	5,154	5,213
Total assets	7,236	7,193
Liabilities
Current liabilities:
Loans and borrowings, including leases	456	451
Others	2,755	2,645
Total current liabilities	3,211	3,096
Non-current liabilities:
Loans and borrowings, including leases	3,528	3,604
Others	1,078	1,085
Total non-current liabilities	4,606	4,689
Total liabilities	7,817	7,785
Total equity (deficit)	(581)	(592)
Total equity and liabilities	7,236	7,193

The Company has used the US dollar as the presentation currency for these consolidated financial statements, which is also its functional currency.

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended March 31,
	(USD Millions)
	2026	2025	Var $
Operating cash	309	318	(9)
Operational assets and liabilities	(29)	(57)	27
Cash generated from (required by) operating activities	279	261	18
Income tax paid	(16)	(28)	12
Interest paid	(63)	(52)	(11)
Net cash from (used in) operating activities	201	181	19
Acquisition of properties and equipment and intangible assets	(70)	(74)	4
Others	(26)	(3)	(23)
Net cash used in investing activities	(96)	(76)	(20)
Net cash from (used in) financing activities	(108)	(107)	(2)
Effect of exchange rate fluctuations on cash held	(3)	(1)	(2)
Net increase (decrease) in cash and cash equivalents	(6)	(2)	(4)
Cash and cash equivalents:
At beginning of the period	1,024	842	182
At end of the period	1,018	840	178

The Company has used the US dollar as the presentation currency for these consolidated financial statements, which is also its functional currency.

FINANCIAL AND OPERATIONAL INDICATORS

Financial KPIs	Three Months Ended March 31
	1Q26	1Q25	Var. %
Total revenue	1,341	1,184	13.3%
Passenger revenue	1,212	1,072	13.1%
Adjusted EBITDAR(1)	336	320	5.0%
Adjusted EBITDAR margin(1) (% of Revenue)	25%	27%	-2.0 p.p.
Total operating income (loss)	142	142	-0.1%
Operating Margin (% of Revenue)	11%	12%	-1.4 p.p.
Net Income (loss)	11	22	-51.0%
Net Income (loss) Margin (% of Revenue)	1%	2%	-1.1 p.p.

Operating Indicators	1Q26	1Q25	Var. %
Total ASMs (millions)	8,596	8,697	(1.2)%
Total RPMs (millions)	7,255	7,158	1.4%
Load factor on scheduled flights (%)	84.4%	82.3%	2.1 p.p
Passengers (‘000)	5,791	5,877	(1.5)%
On-Time departure performance within 15 minutes (%)	91.7%	92.7%	(1.0	) p.p
Total liters of fuel (‘000)	410,974	421,858	(2.6)%
Yield (USD cents) (2)	9.0	8.3	8.7%
Total revenue / ASM (USD cents)	15.6	13.6	14.6%
Passenger revenue / ASM (USD cents)(2)	12.2	11.0	11.4%
Total cost / ASM (USD cents)	13.8	11.9	16.0%
Total cost excluding fuel / ASM (USD cents)	10.2	8.6	17.8%

Other Indicators	1Q26	1Q25	Var. %
Fuel cost per liter (USD cents)	77	68	13.1%
FX close(3)	18.07	20.32	(11.1%)
FX average(3)	17.58	20.43	(14.0%)

Figures may not sum to total due to rounding.

1)

Adjusted EBITDAR and Adjusted EBITDAR margin are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

2)	Estimated as passenger revenues (excluding ancillaries) divided by total RPMs.
3)	Source: Company with information from Banxico.

Annex A on Non-IFRS Financial Measures

In addition to disclosing financial results prepared in accordance with IFRS, the Company discloses information regarding Adjusted EBITDAR, Adjusted EBITDAR Margin, Adjusted Net Debt and Net Leverage Ratio, which are non-IFRS measures. The Company believes that these measures are useful indicators of its operational performance. These known performance measurements in the aviation industry are frequently used by investors, stock analysts and others who are interested in comparing the operational performance of companies in its industry.

The Company defines Adjusted EBITDAR as profit or loss for the period before income tax expense (benefit), depreciation and amortization, net finance cost, and impairment (reversal), before aircraft leasing expense, in light of the non-recurring nature of this item. The Company considers Adjusted EBITDAR to be solely a valuation metric, not a performance metric. The Company defines Adjusted EBITDAR Margin as Adjusted EBITDAR divided by total revenue for the period. The Company defines Adjusted Net Debt as total loan and borrowings, including leases, minus cash and cash equivalents. The Company defines Net Leverage Ratio as Adjusted Net Debt Ratio divided by Adjusted EBITDAR for the period.

All of the above-mentioned non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. Some of these limitations are: (i) they do not reflect the Company’s cash expenditures, or future requirements for capital expenditures or contractual commitments; (ii) they do not reflect changes in, or cash requirements for, its working capital needs; (iii) they do not reflect the Company’s cash requirements necessary to service interest or principal payments on the Company’s debt; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect any cash requirements for such replacements; (v) they do not adjust for all non-cash income or expense items that are reflected in the Company’s consolidated statements of profit or loss and other comprehensive income; (vi) they do not reflect the impact of all non-recurring items; and (vii) other companies in the Company’s industry may calculate these measures, or similarly titled measures, differently than the Company does, limiting their usefulness as comparative measures.

Reconciliations of each of these historical measures, and to the extent applicable, forward-looking measures to the most directly comparable IFRS measure are below. No reconciliation of the forecasted amounts of Adjusted EBITDAR Margin, as incrementally adjusted, and revenue, as incrementally adjusted, for fiscal 2026 is included in this release because we are unable to quantify certain amounts that would be required to be included in the corresponding IFRS measure without unreasonable efforts, due to high variability and complexity with respect to estimating certain forward-looking amounts, and we believe such reconciliation would imply a degree of precision that would be confusing or misleading to investors.

Adjusted EBITDAR Reconciliation	Three Months Ended March 31
	1Q26	1Q25	Var. %
Profit (loss) for the period	11	22	-51.0%
(+) Income tax expense (benefit)	2	6	-65.9%
(+) Depreciation and amortization (1)	190	173	9.7%
(+) Net finance cost	129	115	12.7%
(+) Impairment (reversal)	—	—	NA
(+) Aircraft leasing (2)	4	5	11.6%
Adjusted EBITDAR (3)	336	320	5.0%

Figures may not sum to total due to rounding.

1)	Depreciation and amortization expense as presented in our profit or loss.
2)	Aircraft leasing is comprised of short-term rentals of flight equipment, including subject to PBH period.
3)

Adjusted EBITDAR is a non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.

Adjusted Net Debt Reconciliation	March 31, 2026	December 31, 2025
Total loans and borrowings, including leases	3,984	4,055
(-) Cash and cash equivalents	1,018	1,024
(-) Short-term investments	27	—
= Adjusted Net Debt (1)	2,939	3,031

Figures may not sum to total due to rounding.

1)

Adjusted Net Debt is a non-IFRS measures and has limitations as analytical tools, and you should not consider it in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.

Net Leverage Ratio Reconciliation (Adjusted Net Debt / Last Twelve Months Adjusted EBITDAR)	March 31, 2026	December 31, 2025
Adjusted Net Debt (1)	2,939	3,031
Last Twelve Months Adjusted EBITDAR (1)	1,688	1,672
= Net Leverage Ratio (1)	1.7x	1.8x

Figures may not sum to total due to rounding

1)

Adjusted Net Debt, Adjusted EBITDAR and Net Leverage Ratio are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.